

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

Via: US Mail & Fax: (408) 557-8800

March 15, 2007

Mr. William Yuan, Chief Executive Officer
MediaG3, Inc.
One Almaden Boulevard, Suite 310
San Jose, CA 95113

> **Re:** **MediaG3, Inc.**
> **Form SB-2, Filed February 13, 2007**
> **File No. 333-140640**

Dear Mr. Yuan:

We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures of the above filings. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Principal Shareholders

1. Please tell us the ownership interest of each shareholder disclosed under this caption in Oriental Media Communication Ltd, and Little Sheep Children product Development Ltd <u>prior</u> to the acquisitions by Media3G, Inc. Please disclose in the revised filing, if there are any family or other relationships among the principal shareholders.

2. We note that the names appearing for certain individuals do not agree with the names appearing in Exhibits 10.1 and 10.2. For example, it appears that Mr. Yuan Huimin is the same individual as Wilmington Huimin Yuan whose name appears on the signature or last page to Exhibit 10.1. Also, Tao Jian Yin is the same person as Jian Hua Tao as it appears on the signature page to Exhibit 10-2. Please revise entire filing to consistently disclose the name of each person.

Managements' Discussion and Analysis or Plan of Operation

3. We note under the caption "Overview" that you are an early stage company and you have limited operating history and revenue to date. Therefore, please disclose in detail your plan of operations for each of your business as required by Item 303 (a) of Regulation S-B.

4. Please disclose in the amended filing the information required by Item 303 ((b) and (c) of Regulation S-B. Your present disclosure does not provide all of the disclosures required by Item 303 of Regulation S-B.

Financial Statements

General

5. We note that you accounted for the issuances of common stock on December 28, 2005 by Media3G for the outstanding shares of Oriental Media Communications Ltd, and Little Sheep Children's Product Development Ltd. using the purchase method of accounting. Tell us how you applied the guidance in paragraphs 15 through 19 of SFAS 141 in identifying the acquiring entity in the transaction. Also discuss how you evaluated the family relationships between shareholders in evaluating whether the exchanges involve entities under common control. Please refer to paragraph 11 and paragraphs D11 to D18 to Appendix D of SFAS 141, EITF Issue 01-2 and Topic 5G of the Staff Accounting Bulletins.

Mr. William Yuan, Chief Executive Officer
MediaG3, Inc.
March 15, 2007
Page 3

Age of Financial Statements

6. Please update the Form SB-2 to include audited financial statements of MediaG3 for the year ended December 31, 2006 as required by Item 310(g) of Regulation S-B. Also, update the MD&A and other financial information in the amended filing.

Exhibit 23.1- Consent of independent public accountants

7. Please revise the consent of independent public accountants included in Exhibit 23.1, to make a reference to their reports on the financial statements of Oriental Media Communication Ltd and Little Sheep Children product Development Ltd.

Media3G, Inc.

Note 1. Summary of Significant Accounting Policies and Organization

Note 1 (D) Going Concern

8. Discuss in the notes to the financial statements and in the MD&A, in detail management's viable plans to overcome your financial difficulties. Include a reasonably detailed discussion of your cash requirements and your ability or inability to generate sufficient cash to support operations during the twelve months following the date of the financial statements presented in the filing. Refer the guidance provided in Section 607.02 of the Financial Reporting Codification.

Note 3. Accounts Receivable, Net

9. Please refer to the amounts recorded for the allowance for doubtful accounts and the sales returns and the amounts disclosed in Note 8 for the accruals of liabilities from the sales returns. Please explain how your revenue recognition policy meets the requirements of SFAS no. 48.

<u>Oriental Media Communications Ltd, and</u>
<u>Little Sheep Children's Product Development Ltd</u>

<u>Auditors' Reports</u>

10. We note that your auditors are located in California. It appears that the majority of your assets, liabilities, revenues and expenses relate to operations located in China. Please tell us how the audit of the operations in China, including the associated assets and liabilities, was conducted. Your response should include a discussion of the following:

- Whether another auditor was involved in the audit of the Chinese operations. If so, please tell the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards;
- Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within China.

*   *   *   *

As appropriate, please amend your registration statement and other filings as indicated in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staffs, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Gopal R. Dharia, Staff Accountant, at (202) 551-3353 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Erin M. Adrian, Esq. Of Silicon Valley Law Group- Fax (408) 573-5701